SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vivus Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

928551100
(CUSIP Number)

Neal K. Stearns, Esq.

First Manhattan Co.

437 Madison Avenue

New York, New York 10022

(212) 756-3300

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928551100	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON First Manhattan Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,049,579 shares of Common Stock
	8	SHARED VOTING POWER 3,793,995 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 5,049,579 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,793,995 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,843,574 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON BD; IA; PN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON First BioMed Management Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,706,800 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,706,800 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,706,800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 928551100	SCHEDULE 13D/A	Page 4 of 9 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 18, 2013 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares of common stock, $0.001 par value (the "Common Stock"), of Vivus Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5, 6 and 7 as set forth below

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock referred to in Item 5 (the “Shares”) were purchased by the entities listed therein for an aggregate consideration equal to $94,644,820. The source of the funds used to acquire the Common Stock reported herein is the working capital of the pooled investment vehicles managed by FMC or FBMA and the available funds in the Accounts (as defined in Item 5). An aggregate of 58,800 of such shares held by certain of the Accounts are held in commingled margin accounts, which may extend margin credit to such Accounts from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase such shares of Common Stock held by certain of the Accounts as reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 7, 2013, in compliance with the bylaws of the Issuer, an affiliate of the Reporting Persons submitted its formal notice of intent (the "Notice") to present a proposal (the "Proposal") and nominate directors at the 2013 annual meeting of stockholders of the Issuer (the "Annual Meeting"). The Notice stated that, at the Annual Meeting, First Health, L.P. intends to (i) present a proposal to repeal any bylaw amendments in effect at the time of the Annual Meeting that were not included in the Issuer's bylaws in effect as of April 18, 2012, as amended on February 20, 2013 and (ii) nominate Michael James Astrue, Jon C. Biro, Johannes J.P. Kastelein, Samuel F. Colin, David York Norton and Herman Rosenman for election to the Board of Directors of the Issuer to fill all of the available directorships that are up for election at the Annual Meeting. FMC has engaged Daniel Burch and Charles Koons at MacKenzie Partners, Inc. to assist in shareholder matters with regard to the Notice and the Annual Meeting. The foregoing summary of the Notice is qualified in its entirety by reference to the full text of the Notice, a copy of which is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein. In advance of delivery of the Notice, FMC contacted representatives of the Issuer in order to advise the Issuer of its plans.

In connection with the submission of the Notice, FMC also delivered a letter (the "Letter") to Mr. Leland Wilson, Chief Executive Officer of the Issuer. The Letter stated, among other things, that FMC has been a shareholder and supporter of the Issuer since 2008, and congratulated the Issuer for developing Qsymia, the most effective obesity therapy ever developed. The Letter also expressed concern regarding the Issuer's commercial strategy and the failure of the Qsymia launch. The Letter stated that FMC believes that the Issuer is in need of more independent and experienced Board leadership and, as such, FMC intends to nominate six directors to the Issuer's Board (as described in the Notice). The Letter indicates that FMC believes that the Company should focus on the following priorities: (i) fixing its US commercial strategy, (ii) developing a clear path to approval in the European Union, (iii) restoring management credibility with the capital markets, and (iv) instilling a sense of urgency, which should include an independent and objective evaluation of all options to increase shareholder value. The foregoing summary of the Letter is qualified in its entirety by reference to the full text of the Letter, a copy of which is attached as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 5 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 8,843,574 shares of Common Stock, constituting approximately 8.8% of the Issuer's currently outstanding Common Stock. Share ownership is reported as of 12:00 p.m. EST on March 7, 2013. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 100,660,029 shares of Common Stock outstanding as of February 19, 2013, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 26, 2013.

FMC may be deemed to beneficially own an aggregate of 8,843,574 shares of Common Stock, or approximately 8.8% of the outstanding Common Stock, which shares include (i) 3,353,275 shares of Common Stock, or approximately 3.3% of the outstanding Common Stock, directly held by First Health, L.P., First Health Limited and First Health Associates, L.P., pooled investment vehicles for which FMC acts as the investment advisor; (ii) 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor; and (iii) 2,783,499 shares of Common Stock, or approximately 2.8% of the outstanding Common Stock, held by (x) certain investment advisory accounts for which FMC acts as the investment advisor (the "Investment Accounts"), (y) discretionary brokerage accounts for which certain portfolio managers of FMC have discretionary authority (the "Brokerage Accounts"), and (z) accounts held and managed by partners and employees of FMC, including 447,600 shares of Common Stock held in Dr. Colin's personal account and 42,000 shares of Common Stock held by trusts established for the benefit of Dr. Colin's family members (the "Employee Accounts" and together with the Investment Accounts and Brokerage Accounts, the "Accounts").

FBMA may be deemed to beneficially own an aggregate of 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, which shares are directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor.

For purposes of this Schedule 13D, the term "First Manhattan" refers to FMC, First Health, L.P., First Health Limited, First Health Associates, L.P., FBMA, First BioMed, L.P., First BioMed Portfolio, L.P. and the Accounts, collectively.

(b) FMC has sole voting power and sole dispositive power over the shares held for the accounts of First Health, L.P, First Health Limited, First Health Associates, L.P. and the Investment Accounts, by virtue of FMC’s role as investment adviser to such entities and accounts, and accordingly FMC may be deemed to be a beneficial owner of such shares. FMC has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FMC's role as co-managing member of FBMA, the investment advisor to such entities, and accordingly FMC may be deemed to be a beneficial owner of such shares. In addition, FMC has, or may be deemed to have, shared voting power and shared dispositive power over the shares held for the Brokerage Accounts and Employee Accounts, by virtue of the discretionary authority provided to its portfolio managers and partners and employees, respectively, with respect to such accounts, and accordingly FMC, together with its portfolio managers and partners, may be deemed to be beneficial owners of such shares. FBMA has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FBMA's role as the investment adviser to such entities, and accordingly FBMA may be deemed to be a beneficial owner of such shares.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected since the filing of the Original Schedule 13D by the Reporting Person.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 6 of 9 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended and supplemented by the addition of the following:

First Manhattan currently holds call options on an aggregate of 2,500 shares of Common Stock with an exercise date of March 16, 2013 and a strike price of $13.00.

Other than the options described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
2	Stockholder Notice of Intent to Nominate Persons for Election as Directors and Present a Proposal at the Annual Meeting, dated March 7, 2013.
3	Letter to the management of Vivus, Inc., dated March 7, 2013.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2013

First manhattan co. By first manhattan llc, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC By FIRST MANHATTAN CO., Co-Managing Member By FIRST MANHATTAN LLC, General Partner
By: /s/ Neal K. Stearns
Name: Neal K. Stearns Title: Managing Member

CUSIP No. 928551100	SCHEDULE 13D/A	Page 8 of 9 Pages

Schedule A

The following table sets forth all transactions with respect to the shares effected since the filing of the Original Schedule 13D by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
01/29/2013	500	12.40
01/29/2013	1500	12.40
02/04/2013	4200	12.17
02/04/2013	3500	12.17
02/04/2013	94400	12.17
02/04/2013	59900	12.17
02/04/2013	88000	12.17
02/13/2013	10000	13.34
02/13/2013	58400	13.34
02/13/2013	20900	13.34
02/13/2013	22200	13.34
02/13/2013	18400	13.34
02/14/2013	520	13.66
02/27/2013	100	11.09
02/27/2013	150	11.09
02/27/2013	800	11.09
02/27/2013	100	11.09
02/27/2013	400	11.09
02/27/2013	400	11.09
02/27/2013	450	11.09
02/27/2013	300	11.09
02/27/2013	4000	11.09
02/27/2013	500	11.09
02/27/2013	200	11.09
02/27/2013	1000	11.09
02/27/2013	1500	11.09
02/27/2013	350	11.09
02/27/2013	500	11.09
02/27/2013	1000	11.09
02/27/2013	500	11.09
02/27/2013	1000	11.09
02/27/2013	1000	11.09
02/27/2013	1400	11.09
02/27/2013	1400	11.09
02/27/2013	1400	11.09
02/27/2013	1400	11.09
02/27/2013	1400	11.09
02/27/2013	1400	11.09
02/27/2013	600	11.09
02/27/2013	4700	11.09
02/27/2013	1000	11.09

CUSIP No. 928551100	SCHEDULE 13D/A	Page 9 of 9 Pages

02/27/2013	100	11.09
02/27/2013	100	11.09
02/27/2013	5000	11.09
02/28/2013	41100	10.77
02/28/2013	234800	10.77
02/28/2013	74100	10.77
03/01/2013	3700	10.39
03/01/2013	2300	10.39
03/01/2013	7700	10.39
03/01/2013	3400	10.39
03/01/2013	3900	10.39
03/01/2013	5600	10.39
03/01/2013	500	10.39
03/01/2013	1300	10.39
03/01/2013	1900	10.39
03/01/2013	1900	10.39
03/01/2013	300	10.39
03/01/2013	300	10.39
03/01/2013	12900	10.39
03/01/2013	2000	10.39
03/01/2013	1500	10.39
03/01/2013	36800	10.39
03/01/2013	2000	10.39
03/01/2013	32000	10.39
03/01/2013	800	10.39
03/01/2013	4800	10.39
03/01/2013	1500	10.39
03/01/2013	12900	10.39
03/05/2013	500	10.07
03/05/2013	100	10.07
03/05/2013	250	10.07
03/05/2013	400	10.07
03/05/2013	9500	10.07
03/05/2013	59175	10.07
03/05/2013	21600	10.07
03/05/2013	54275	10.07
03/05/2013	17000	10.07
03/06/2013	200,000	11.21
03/07/2013	300,000	11.45